TRIBAND ENTERPRISE CORP.

(the "Company")

Vancouver, BC May 27th , 2002.
FOR IMMEDIATE RELEASE

CDNX Symbol **TRD**

PRIVATE PLACEMENT, SHARES FOR DEBT

The Company announces that it has entered into a non-brokered private placement in the aggregate amount of up to $195,500. The private placement of units consists of one common share at a price of $0.23 per share and one common share purchase warrant exercisable at $0.25 in the first year following closing and at $0.28 in the second year following closing. A total of up to 850,000 units at $0.23 will be issued. A finder's fee will be payable by way of common shares in connection with this private placement.

The Company further announces that it has entered into shares for debt settlement agreements with certain creditors of the company in the approximate amount of $17,000.00. The creditors will receive shares at a deemed price of $0.23 per share in settlement of amounts owed by the Company with respect to services performed for the Company.

Both the private placement and the shares for debt transaction are subject to Regulatory Approval.

ON BEHALF OF THE BOARD

"GARY FREEMAN"
President

For further information, please contact Gary Freeman at (604) 331-0096.